

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 25, 2016

Jonathan Reich
Chief Financial Officer
Zedge, Inc.
22 Cortland Street
14th Floor
New York, NY 10007

      Re: Zedge, Inc.
              Form 10-12G
              Filed March 8, 2016
              File No. 000-55593

Dear Mr. Reich:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Katherine Wray

                                   Katherine Wray
                                   Attorney-Advisor
                                   Office of Information
                                   Technologies and Services

cc: Dov T. Schwell, Esq.
        Schwell Wimpfheimer & Associates